949-476-1180
3001 Daimler Street
Santa Ana, California
92705-5812
www.stec-inc.com

October 13, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	STEC, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 12, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 11, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 3, 2009
File No. 000-31623

Dear Mr. Krikorian:

This letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to STEC, Inc. (“STEC” or the “Company”) dated September 30, 2009. The comment received was a follow up to the Company’s responses to the inquiries made by the Staff with respect to the above referenced filings on August 28, 2009. Set forth below in bold and italics is the comment from the Staff’s follow up letter. Immediately following the Staff’s comment is the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 15. Exhibits and Financial Statement Schedules

1.	We note your response to prior comment 8. Given the substantial revenues generated pursuant to your agreements with SMART Modular and EMC Corporation, respectively, and your disclosure that the loss of any key customer would materially reduce your revenues, it remains unclear to us how you have concluded that you are not substantially dependent upon any of your agreements with SMART Modular or EMC Corporation, such that they are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. We note your statements that STEC’s master agreements typically are non-exclusive and that they do not contain any binding long-term volume commitments, and that actual sales are made through more specific sales agreements such as purchase orders. Please also tell us whether your master agreements with SMART Modular and EMC differ in any material way from each other or from your master agreements with other customers. In addition, please advise, in quantitative terms, whether sales to these customers for fiscal year 2008 were based on a few large purchase orders or multiple small ones. With respect to any individual purchase order that accounted for a significant amount of the company’s revenues, please advise how you concluded that any such purchase order is not required to be filed as a material contract under Item 601(b)(10). Finally, with respect to your assertion that the composition of your major customer base changes from quarter to quarter, we note that you may nonetheless be substantially dependent on your relationship and agreement(s) with SMART Modular, given that this major customer has consistently generated material revenues for the company in recent years, accounting for 37.3%, 50.1% and 34.4% of your total revenues for fiscal 2006, 2007 and 2008.

Company’s Response

For the reasons set forth below and in the response to prior comment 8, STEC continues to believe that its contracts with EMC, SMART Modular and other key customers represent ordinary course of business agreements that are not required to be filed as exhibits to the Company’s periodic reports.

The master agreements that STEC has in place with its customers are generally very similar in form and content. A master agreement is one type of contractual arrangement by which the general terms of doing business are established. The terms outlined in STEC’s master agreements normally include provisions relating to administrative and logistical procedures for order processing, packaging, delivery, title, inspection, along with customary representations and warranties.

The master purchase agreement that the Company had in place with EMC during 2008 covered all of the preceding general contract provisions. The actual sales to EMC in 2008 were generated through separate purchase orders delivered by EMC to STEC at various times throughout the year. Since, the EMC master agreement contained mostly general ordinary course contract provisions governing the business arrangement with STEC and the actual sales orders to EMC were generated through separate purchase orders, the Company has concluded that the EMC master purchase agreement in place during 2008 was not required to be filed as an exhibit to STEC’s periodic reports with the Securities and Exchange Commission (“SEC”) pursuant to Item 601(b)(10) of Regulation S-K.

In regards to SMART Modular, there is no master purchase agreement in place between STEC and SMART Modular; rather STEC has a consignment sale agreement in place with SMART Modular which governs general ordinary course business items such as reporting, title transfer, shipping, invoicing, payment and other general administration. As background, SMART Modular manages and procures inventory from several different vendors, including STEC, on behalf of an original equipment manufacturer. Substantially all of STEC’s sales to SMART Modular are performed on a consignment basis through a vendor managed inventory system. Since, the consignment sale agreement in place with SMART Modular for 2008 primarily outlined general business arrangements and the vast majority of actual sales were generated through separate inventory consignment hub pulls by SMART Modular throughout the year, the Company concluded that the consignment sale agreement in place during 2008 was not required to be filed as an exhibit to its periodic reports pursuant to Item 601(b)(10) of Regulation S-K.

With respect to the Staff’s inquiry regarding purchase orders, STEC received over 100 individual purchase orders from EMC related to 2008 deliveries. The amounts of these purchase orders ranged from $450 up to approximately $5.2 million for the largest individual purchase order. Based on the Company’s consolidated revenues of $227.4 million for 2008, the largest purchase order from EMC represented less than 2.5% of the Company’s total revenues. As a result, STEC believes that none of the individual EMC purchase orders received for 2008 shipments constitutes a material contract under Item 601(b)(10) of Regulation S-K. In regards to SMART Modular and as noted above, substantially all of the sales to SMART Modular are generated through consignment inventory pulls from their vendor managed inventory hubs. For 2008, there were over 4,000 individual sale transactions with Smart Modular. The consignment sales are transmitted through a special portal which allows STEC to verify the consignment activity and record the related revenues. STEC does not believe that any of the 2008 individual consignment sales to SMART Modular were required to be disclosed as an exhibit to its periodic reports under Item 601(b)(10) of Regulation S-K.

The Staff’s comment also cites disclosures in STEC’s filings that SMART Modular sales represented 37.3%, 50.1% and 34.4% of the Company’s total revenues for the fiscal years 2006, 2007 and 2008, respectively. While these levels are not insignificant, it should be noted that SMART Modular sales for the first half of 2009, represented only 8.7% of total Company revenues. Yet, despite this considerable decrease in sales to SMART Modular, STEC’s total revenues increased over the same period from $106.9 million for first half of 2008 to $149.9 million for the first half of 2009. As disclosed in its periodic reports, the Company “expects to continue to experience variability in the composition of its customer base”. As a result, this variability may lead to certain customer concentrations. However, STEC believes that the mere instance of ongoing sales concentrations with various customers for a period of time does not necessarily make agreements that outline general business parameters with those customers “material contracts”. Rather, each agreement should be evaluated based on the criteria for a material contract in Item 601(b)(10) of Regulation S-K and a determination should be made accordingly.

STEC acknowledges that it has historically generated significant revenues from SMART Modular and EMC and has therefore disclosed the level and concentration of sales from these customers in its periodic filings with the SEC. While the Company believes that the loss of a key customer, including SMART Modular or EMC, could materially impact its revenues, STEC does not believe that it was substantially dependent upon the underlying agreements in place with these customers in 2008 and has consequently not filed the agreements as an exhibit in its periodic reports. Going forward, STEC will continue to evaluate the provisions of its customer contracts in relation to Item 601(b)(10) of Regulation S-K and determine whether the agreements represent a material contract that is required to be filed as an exhibit to the Company’s periodic reports filed with the SEC.

We appreciate the Staff’s feedback on our filings. If you have any further questions or comments, please do not hesitate to contact me at (949) 260-8202.

Sincerely,

/s/ Raymond Cook
Raymond Cook Chief Financial Officer

cc:	Manouch Moshayedi, Chief Executive Officer and Chairman of the Board of Directors, STEC, Inc.
Alexander Marr, PricewaterhouseCoopers LLP
Robyn Horrick, PricewaterhouseCoopers LLP
Alan Sussman, Reed Smith LLP
David Mittelman, Reed Smith LLP

4